Pricing Supplement (To the Prospectus dated September 7, 2018, the Prospectus Supplement dated September 7, 2018, and the Product Prospectus Supplement dated October 18, 2018)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-227001 September 10, 2021
Royal Bank of Canada	$1,000,000 Contingent Digital Return Barrier Notes Due September 27, 2022 Linked to the Common Stock of Lam Research Corporation Senior Global Medium-Term Notes, Series H
General
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The Notes are designed for investors who seek to receive a Contingent Digital Return at maturity based on the performance of the common stock of Lam Research Corporation (the “Reference Asset”). Investors should be willing to forgo interest and dividend payments and, if the price of the Reference Asset declines by more than 25%, be willing to (i) lose some or all of their principal and (ii) receive physical delivery of shares of the Reference Asset in lieu of cash.

•	Senior unsecured obligations of Royal Bank of Canada maturing on September 27, 2022.(a) Any payments on the Notes are subject to our credit risk.
•	Minimum denominations of $10,000 and integral multiples of $10,000 in excess thereof.
•	The Notes priced on September 10, 2021 (the “Pricing Date”), and will be issued on September 15, 2021 (the “issue date”).
Key Terms	Terms used in this pricing supplement, but not defined herein, will have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Asset:	The common stock of Lam Research Corporation (Bloomberg symbol: “LRCX”)
Contingent Digital Return:	11.40% ($1,140.00 per $10,000 in principal amount)
Payment at Maturity:
If the Final Level is greater than or equal to the Barrier Level, you will receive a cash payment per $10,000 in principal amount of the Notes that provides you with a positive return equal to the Contingent Digital Return, calculated as follows:
$10,000 + ($10,000 x Contingent Digital Return)
If the Final Level is less than the Barrier Level, you will receive at maturity, for each $10,000 in principal amount, a number of shares of the Reference Asset equal to the Physical Delivery Amount (or at our sole election, the Cash Delivery Amount).
In this case, the value of the shares (or cash) that you will receive at maturity, calculated based on the Final Level, will represent a loss of 1% of the principal amount for each 1% that the Final Level is less than the Initial Level. You will lose a significant portion, or possibly even all, of the principal amount.

Physical Delivery Amount:
For each $10,000 in principal amount, approximately 16.85 shares of the Reference Asset, which is equal to $10,000 divided by the Initial Level (rounded to two decimal places), subject to adjustment as described in the product prospectus supplement. If this number is not a round number, then the number of shares of the Reference Asset to be delivered will be rounded down and the fractional shares will be paid in cash.

Cash Delivery Amount	An amount equal to the product of the Physical Delivery Amount multiplied by the closing price of the Reference Asset on the Final Valuation Date.
Percentage Change:	The performance of the Reference Asset from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level
Barrier Level:	$445.21, which is 75% of the Initial Level (rounded to two decimal places).
Initial Level:	$593.61, which was the closing price of the Reference Asset on September 9, 2021.
Final Level:	The average of the closing prices of the Reference Asset on each of the Valuation Dates.
Valuation Dates:	September 16, 2022, September 19, 2022, September 20, 2022, September 21, 2022 and September 22, 2022 (the “Final Valuation Date”)(a)
Maturity Date:	September 27, 2022(a)
Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
CUSIP/ISIN:	78013GY66/US78013GY668
Estimated Value:
The initial estimated value of the Notes as of the Pricing Date was $9,816.44 per $10,000 in principal amount, which is less than the principal amount. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a) Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement, and “Risk Factors” beginning on page PS-4 of the product prospectus supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.
The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

	Price to Public[1]	Underwriting Commission[2]	Proceeds to Royal Bank of Canada
Per Note	$10,000.00	$100.00	$9,900.00
Total	$1,000,000.00	$10,000.00	$990,000.00
1 Certain fiduciary accounts purchasing the Notes will pay a purchase price of $9,900.00 per Note, and the placement agents will forgo any fees with respect to sales made to those accounts. The price to the public for all other purchases of the Notes is 100%.
2 JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Notes and will receive a fee from the Issuer of $100.00 per $10,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.

RBC Capital Markets, LLC	JPMorgan Chase Bank, N.A.	J.P. Morgan Securities LLC
Placement Agents

ADDITIONAL TERMS OF THE NOTES
You should read this pricing supplement together with the prospectus dated September 7, 2018, as supplemented by the prospectus supplement dated September 7, 2018 and the product prospectus supplement dated October 18, 2018, relating to our Senior Global Medium-Term Notes, Series H, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. In particular, please note that you may receive shares of the Reference Asset at maturity. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 7, 2018 and in the product prospectus supplement dated October 18, 2018, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005973/l96181424b3.htm
Prospectus Supplement dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005975/f97180424b3.htm
Product Prospectus Supplement ERN-ES-1 dated October 18, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000114036118040853/form424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank,” “we,” “us,” or “our” refers to Royal Bank of Canada.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?
The following table illustrates the hypothetical total return at maturity on the Notes. The “total return,” as used in this pricing supplement, is the number, expressed as a percentage, that results from comparing the payment at maturity per $10,000 in principal amount of the Notes to $10,000. The hypothetical total returns and examples set forth below are based on a hypothetical Initial Level of $100.00, a hypothetical Barrier Level of $75.00, a hypothetical Physical Delivery Amount of 100 shares of the Reference Asset ($10,000 divided by the hypothetical Initial Level), the Contingent Digital Return of 11.40%, and the hypothetical Final Levels as set forth below. The actual Initial Level and Barrier Level are set forth on the cover page of this document, and the actual Final Level will be determined based on the arithmetic average of the closing price of the Reference Asset on each of the Valuation Dates.
The hypothetical total returns and examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The examples below do not take into account any tax consequences from investing in the Notes.

Final Level	Percentage Change	Payment at Maturity	Total Return on the Notes[1]
$170.00	70.00%	$11,140.00	11.40%
$150.00	50.00%	$11,140.00	11.40%
$140.00	40.00%	$11,140.00	11.40%
$120.00	20.00%	$11,140.00	11.40%
$111.40	11.40%	$11,140.00	11.40%
$110.00	10.00%	$11,140.00	11.40%
$100.00	0.00%	$11,140.00	11.40%
$95.00	-5.00%	$11,140.00	11.40%
$90.00	-10.00%	$11,140.00	11.40%
$80.00	-20.00%	$11,140.00	11.40%
$75.00	-25.00%	$11,140.00	11.40%
$70.00	-30.00%	100 shares, or $7,000.00	-30.00%
$60.00	-40.00%	100 shares, or $6,000.00	-40.00%
$50.00	-50.00%	100 shares, or $5,000.00	-50.00%
$40.00	-60.00%	100 shares, or $4,000.00	-60.00%
$30.00	-70.00%	100 shares, or $3,000.00	-70.00%
$20.00	-80.00%	100 shares, or $2,000.00	-80.00%
$10.00	-90.00%	100 shares, or $1,000.00	-90.00%
$0.00	-100.00%	100 shares, or $0.00	-100.00%
1 For Notes settled in the Physical Delivery Amount, the “Total Return on the Notes” is calculated based on the Final Level, and not the closing price of the Reference Asset as of the maturity date. For Notes settled in the Cash Delivery Amount, the payment on the Notes would be calculated based on the closing price of the Reference Asset on the Final Valuation Date, and not the closing price of the Reference Asset as of the maturity date.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.
Example 1: The price of the Reference Asset increases from the Initial Level to a Final Level of $150, resulting in a Percentage Change of 50%.
Because the Final Level is greater than or equal to the Barrier Level, the investor receives a payment at maturity of $11,140.00 per $10,000 in principal amount of the Notes, reflecting the Contingent Digital Return, calculated as follows:
$10,000 + ($10,000 x 11.40%) = $11,140
In this case, the return on the Notes is less than the Percentage Change of the Reference Asset.
Example 2: The price of the Reference Asset decreases from the Initial Level to a Final Level of $95.00, resulting in a Percentage Change of -5%.
Because the Final Level is greater than or equal to the Barrier Level, the investor receives a payment at maturity of $11,140.00 per $10,000 in principal amount of the Notes, reflecting the Contingent Digital Return, calculated as follows:
$10,000 + ($10,000 x 11.40%) = $11,140
In this case, the return on the Notes is positive, even though the Percentage Change is negative.
Example 3: The price of the Reference Asset decreases from the Initial Level to a Final Level of $50, resulting in a Percentage Change of -50%.
Because the Final Level is less than the Barrier Level, for each $10,000 in principal amount, the investor will receive 100 shares of the Reference Asset at maturity and the fractional shares will be paid in cash, or, at our sole option, the Cash Delivery Amount (determined as described above). The value of the Physical Delivery Amount, calculated based on the Final Level, would be:
100 shares x $50 = $5,000
In this case, the value of the securities or the amount of cash that will be paid on the Notes is expected to be significantly less than the principal amount.

Selected Purchase Considerations
•	Appreciation Potential — The Notes provide the opportunity to receive the Contingent Digital Return if the Final Level is greater than or equal to the Barrier Level.
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Limited Protection Against Loss — Payment at maturity of the principal amount of the Notes is protected against a decline in the Final Level, as compared to the Initial Level, of up to 25%. If the Final Level is less than the Initial Level by more than 25%, the value of the shares or cash that you will receive at maturity, calculated based on the Final Level, will represent a loss of 1% of the principal amount for each 1% that the Final Level is less than the Initial Level. If you receive shares of the Reference Asset, they may decrease in value between the Valuation Dates and the maturity date, further reducing your return on the Notes.

Selected Risk Considerations
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset.  These risks are explained in more detail in the section “Risk Factors” beginning on page PS-4 of the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms and Structure of the Notes
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You May Lose All or a Portion of the Principal Amount at Maturity — Investors in the Notes could lose all or a substantial portion of their principal amount if the Final Level of the Reference Asset is more than 25% less than the Initial Level. If the Percentage Change is less than -25%, the value of the shares or cash that you will receive at maturity, calculated based on the Final Level, will represent a loss of 1% of the principal amount for each 1% that the Final Level is less than the Initial Level.  You could lose up to 100% of the principal amount.

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If You Receive Shares of the Reference Asset at Maturity, the Value of Those Shares May Be Less on the Maturity Date than on the Final Valuation Date — If the Final Level is less than the Barrier Level, at maturity you may receive a number of shares of the Reference Asset equal to the Physical Delivery Amount. Under these circumstances, the value of the Physical Delivery Amount as of the Final Valuation Date is expected to be less than the principal amount, and could decrease further during the period between the Final Valuation Date and the maturity date. We will make no adjustments to the Physical Delivery Amount to account for any fluctuations in the price of the Reference Asset, and you will bear the risk of any decrease in the price of the Reference Asset and consequently, the value of the Physical Delivery Amount between the Final Valuation Date and the maturity date.

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The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Your return may be less than the return you would earn if you purchased one of our conventional senior interest bearing debt securities.

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Your Potential Payment at Maturity Is Limited — The Notes will provide less opportunity to participate in increases in the price of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the payment at maturity will not exceed the amount represented by the Contingent Digital Return. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to increases in the Reference Asset.

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Owning the Notes Is Not the Same as Owning Shares of the Reference Asset — The return on the Notes may not reflect the return you would realize if you actually owned shares of the Reference Asset. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of shares of the Reference Asset would have (unless and until you receive the Physical Delivery Amount as payment at maturity). Further, you will not participate in any appreciation of the price of Reference Asset above 11.40%.

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Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon our ability to repay our obligations at that time.  This will be the case even if the price of the Reference Asset increases after the date that the Initial Level was determined.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.
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The Payment on the Notes Is Subject to Postponement Due to Market Disruption Events and Adjustments — The payment at maturity, the Valuation Dates and the Reference Asset are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event on a Valuation Date, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

•	The Tax Treatment of the Notes Is Uncertain — Significant aspects of the tax treatment of an investment in the Notes are uncertain. You should consult your tax adviser about your tax situation.
Risks Relating to the Estimated Value of the Notes
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The Initial Estimated Value of the Notes Is Less than the Price to the Public — The initial estimated value that is set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

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The Initial Estimated Value of the Notes Is an Estimate Only, Calculated as of the Pricing Date — The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.

Risks Relating to the Secondary Market for the Notes
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There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of ours may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for the Notes in any secondary market could be substantial.

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Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;
•	the time to maturity of the Notes;
•	the dividend rate on the Reference Asset;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
Risks Relating to the Reference Asset
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There Is No Affiliation Between Us and the Issuer of the Reference Asset, and We Are Not Responsible for any Disclosure by that Company — We are not affiliated with the issuer of the Reference Asset. However, we and our affiliates may currently, or from time to time in the future engage in business with the issuer of the Reference Asset. Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information about the Reference Asset that the issuer of the Reference Asset prepares. You, as an investor in the Notes, should make your own investigation into the Reference Asset and the issuer of the Reference Asset. The issuer of the Reference Asset is not involved in this offering and has no obligation of any sort with respect to the Notes. The issuer of the Reference Asset has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of the Notes.
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The Notes Are Subject to Single Stock Risk — The price of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the Reference Asset.

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The Payments on the Notes Are Subject to Anti-dilution Adjustments — For certain corporate events affecting the Reference Asset, the calculation agent may make adjustments to the terms of the Notes. However, the calculation agent will not make such adjustments in response to all events that could affect the Reference Asset. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this pricing supplement or the product prospectus supplement as necessary to achieve an equitable result.

Risks Relating to Conflicts of Interest
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The Business Activities of Royal Bank and Our Affiliates May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Asset that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuer of the Reference Asset (the “Reference Asset Issuer”), including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations, and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the price of the Reference Asset and, therefore, the market value of the Notes.

Additionally, we or our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the price of the Reference Asset. By introducing competing products into the marketplace in this manner, we could adversely affect the value of the Notes.

We may hedge our obligations under the Notes through certain affiliates, who would expect to make a profit on such hedge. We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time, including around the time of the Valuation Dates, which could have an impact on the return of the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

Information Regarding the Issuer of the Reference Asset
The Reference Asset is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be obtained through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the issuer of the Reference Asset is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the issuer of the Reference Asset with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
According to publicly available information, Lam Research Corporation manufactures, markets and services semiconductor processing equipment used in the making of integrated circuits.
The company’s common stock is listed on the Nasdaq Global Select Market under the ticker symbol “LRCX.”

The following graph sets forth the historical performance of the Reference Asset from January 1, 2016 through September 9, 2021. The closing price of the Reference Asset on September 9, 2021 was $593.61. The red line represents the Barrier Level of $445.21, which is equal to 75% of its closing price on September 9, 2021 (rounded to two decimal places).

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We obtained the information regarding the historical performance of the Reference Asset in the graph above from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Reference Asset on any Valuation Date. We cannot give you assurance that the performance of the Reference Asset will not result in the loss of all or part of your investment.

Supplemental Plan of Distribution
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from the Issuer of $100.00 per $10,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. We or one of our affiliates will also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.
Delivery of the Notes will be made against payment for the Notes on September 15, 2021, which is more than two business days following the Pricing Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.
In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately 6 months after the issue date of the Notes, the price shown on your account statement may initially be higher than RBCCM’s estimated value of the Notes. This is because the estimated value of the Notes will reflect the reduction of the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of RBCCM’s underwriting discount and our estimated profit from hedging the Notes. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, reduced the initial estimated value of the Notes at the time the terms of the Notes were set.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduced the economic terms of the Notes to you and resulted in the initial estimated value for the Notes being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.

The placement agents have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the Notes to, any retail investor in the European Economic Area (“EEA”). For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) (2017/1129) (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
The placement agents have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the Notes to, any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018; or (ii) a customer within the meaning of the provisions of the Finance Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.  Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.
U.S. Federal Income Tax Consequences
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated October 18, 2018 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.” References in that section to Morrison & Foerster LLP shall be deemed to refer to Ashurst LLP.
In the opinion of our counsel, Ashurst LLP, it would generally be reasonable to treat a Note with terms described herein as a pre-paid derivative contract in respect of the Reference Asset for U.S. federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service (the “IRS”) could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.
If the Notes are settled by physical delivery of a number of shares of the Reference Asset at maturity, although no assurances can be provided in this regard, a U.S. holder may generally expect not to recognize gain or loss upon maturity. However, a U.S. holder would generally be required to recognize loss, with respect to any cash received in lieu of a fractional share, equal to the difference between the cash received and the pro rata portion of the tax basis allocable to a fractional share. Any such loss would be treated as capital loss. A U.S. holder’s tax basis in the shares of Reference Asset delivered would generally equal its tax basis in the Notes, other than any amount allocable to a fractional share. A U.S. holder’s holding period for the shares of the Reference Asset delivered would begin on the day after the shares of the Reference Asset are received.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
The accompanying product prospectus supplement notes that FATCA withholding on payments of gross proceeds from a sale or redemption of the Notes will only apply to payments made after December 31, 2018. That discussion is modified to reflect regulations proposed by the U.S. Treasury Department that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.
Terms Incorporated in the Master Note
All of the terms appearing in the sections “Key Terms” (except the item captioned “Estimated Value”) and “U.S. Federal Tax Consequences” in this pricing supplement, and the applicable terms included in the product prospectus supplement, the Series H MTN prospectus supplement and the prospectus are incorporated into the master global note that represents the Notes and is held by the Depository Trust Company.
Validity of the Notes
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 7, 2018, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated September 7, 2018.
In the opinion of Ashurst LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of the Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and subject to general principles of equity, public policy considerations and the discretion of the court before which any suit or proceeding may be brought. This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated June 25, 2021, which has been filed as Exhibit 5.3 to the Bank’s Form 6-K dated June 25, 2021.